UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 2)

Echo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27876L107
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Platinum Long Term Growth VII, LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of	(5) Sole Voting Power: 3,113,084
Shares
Beneficially	(6) Shared Voting Power: 0
Owned by
Each	(7) Sole Dispositive Power: 3,113,084
Reporting Person
With	(8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

3,113,084 shares of common stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.9%

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Platinum-Montaur Life Sciences, LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of	(5) Sole Voting Power: 1,805,016
Shares
Beneficially	(6) Shared Voting Power: 0
Owned by
Each	(7) Sole Dispositive Power: 1,805,016
Reporting
Person With	(8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

1,805,016 shares of common stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

7.9%

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Platinum Partners Value Arbitrage Fund L.P.

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands

Number of	(5) Sole Voting Power: 1,050,962
Shares
Beneficially	(6) Shared Voting Power: 0
Owned by
Each	(7) Sole Dispositive Power: 1,050,962
Reporting
Person With	(8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

1,050,962 shares of common stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

3.1%

(12) Type of Reporting Person (See Instructions).

PN

Item 1.

(a) Name of Issuer.

Echo Therapeutics, Inc.

(b) Address of Issuer's Principal Executive Offices.

10 Forge Parkway
Franklin, MA 02038

Item 2.

(a) Name of Person Filing.
(b) Address or Principal Business Office or, if none, Residence.
(c) Citizenship or Place of Organization.

Platinum Long Term Growth VII, LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Platinum-Montaur Life Sciences, LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Platinum Partners Value Arbitrage Fund L.P.
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

(d) Title of Class of Securities.

Common Stock, par value $0.01 per share

(e) CUSIP No.

27876L107

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Platinum Long Term Growth VII, LLC

(a) Amount Beneficially Owned: 3,113,084 shares of common stock

The number of shares beneficially owned includes 3,113,084 shares of common stock issuable upon conversion of 3,113.084 shares of Series C Convertible Preferred Stock owned by the Reporting Person.  The Certificate of Designation of the Series C Preferred Stock provides that at no time may a holder of shares of Series C Preferred Stock convert shares of the Series C Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) more than 9.99% of all of the Common Stock outstanding at such time; provided, however, that upon a holder of Series C Preferred Stock providing the issuer with sixty-one (61) days notice that such holder would like to waive such restriction with regard to any or all shares of Common Stock issuable upon conversion of Series C Preferred Stock, then such restriction shall be of no force or effect with regard to those shares of Series C Preferred Stock referenced in such notice

The number of shares beneficially owned excludes 1,200,085 shares of common stock issuable upon exercise of common stock purchase warrants.  The warrant agreements each provide that at no time may a holder of the warrant exercise the warrants if the number of shares of common stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 4.99% or 9.99% of all of the Common Stock outstanding at such time; provided, however, that upon a holder of the warrant providing the issuer with sixty-one (61) days notice that such holder would like to waive such restriction with regard to any or all shares of Common Stock issuable upon exercise of the warrant, such restriction will be of no force or effect with regard to all or a portion of such shares of common stock referenced in such notice.

(b) Percent of class:  9.9%

(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 3,113,084
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 3,113,084
(iv)	Shared power to dispose or to direct the disposition of: 0

Platinum-Montaur Life Sciences, LLC

(a) Amount Beneficially Owned: 1,805,016 shares of common stock

The number of shares beneficially owned includes 1,805,016 shares of common stock issuable upon conversion of 1,805.016 shares of Series C Convertible Preferred Stock owned by the Reporting Person.  The Certificate of Designation of the Series C Preferred Stock provides that at no time may a holder of shares of Series C Preferred Stock convert shares of the Series C Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) more than 9.99% of all of the Common Stock outstanding at such time; provided, however, that upon a holder of Series C Preferred Stock providing the issuer with sixty-one (61) days notice that such holder would like to waive such restriction with regard to any or all shares of Common Stock issuable upon conversion of Series C Preferred Stock, then such restriction shall be of no force or effect with regard to those shares of Series C Preferred Stock referenced in such notice

The number of shares beneficially owned excludes 850,000 shares of common stock issuable upon exercise of common stock purchase warrants.  The warrant agreements each provide that at no time may a holder of the warrant exercise the warrants if the number of shares of common stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 4.99% or 9.99% of all of the Common Stock outstanding at such time; provided, however, that upon a holder of the warrant providing the issuer with sixty-one (61) days notice that such holder would like to waive such restriction with regard to any or all shares of Common Stock issuable upon exercise of the warrant, such restriction will be of no force or effect with regard to all or a portion of such shares of common stock referenced in such notice.

(b) Percent of class:  7.7%

(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,805,016
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,805,016
(iv)	Shared power to dispose or to direct the disposition of: 0

Platinum Partners Value Arbitrage Fund L.P.

(a) Amount Beneficially Owned: 1,050,962 shares of common stock

(b) Percent of class:  3.1%

(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,050,962
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,050,962
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See attached Joint Filing Agreement.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2011

PLATINUM LONG TERM GROWTH VII, LLC

By: /s/ OLIVER JIMENEZ
Oliver Jimenez
Chief Compliance Officer

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By: /s/ MICHAEL GOLDBERG
Name: Michael Goldberg
Title: Principal

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A-2 and all amendments thereto with respect to the Common Stock, par value $0.01 per share, of Echo Therapeutics, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: March 28, 2011

PLATINUM LONG TERM GROWTH VII, LLC

By: /s/ OLIVER JIMENEZ
Oliver Jimenez
Chief Compliance Officer

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By: /s/ MICHAEL GOLDBERG
Name: Michael Goldberg
Title: Principal

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer